Exhibit 2.1

SECOND AMENDMENT TO THE SHARE PURCHASE AGREEMENT

THIS SECOND AMENDMENT AGREEMENT made effective as of the 18th day of April, 2008

BETWEEN:

ICP SOLAR TECHNOLOGIES INC., a corporation duly formed under the laws of Canada with its prinicpal office at 7075 place Robert-Joncas, Unit 131, Montreal, Quebec, Canada H4M 2Z2

( the “Vendor”)

AND:

EPOD INTERNATIONAL INC., a corporation duly formed under the laws of Nevada with its principal office at #5 – 215 Neave Road, Kelowna, British Columbia, Canada V1V 2L9

(“EPOD International”)

AND:

EPOD SOLAR INC., a corporation duly formed under the laws of British Columbia with its principal office at #5 – 215 Neave Road, Kelowna, British Columbia, Canada V1V 2L9

(“EPOD Solar”)

WHEREAS:

A.

The Vendor, ICP Solar Technologies (UK) Ltd. (now called EPOD Solar (Wales) Limited) (“EPOD Wales”) and ISE Solar LLC (“ISE”) are parties to a Share Purchase Agreement dated May 9, 2007 and an Amendment to the Share Purchase Agreement made effective May 10, 2007 (collectively the “Share Purchase Agreement”), copies of which are attached hereto as Schedule “A”, whereby the Vendor agreed to sell to ISE and ISE agreed to purchase from the Vendor 85% of the issued and outstanding shares of EPOD Wales;

B.

In connection with the Share Purchase Agreement, ISE agreed to pay to the Vendor the amount owing on a loan by EPOD Wales to the Vendor in the amount of Cdn.$3,000,000.00 (the “Loan”);

C.

ISE assigned its rights and obligations under the Share Purchase Agreement to EPOD International pursuant to an Assignment and Assumption of Share Purchase Agreement dated September 24, 2007, a copy of which is attached hereto as Schedule “B”;

D.

The Vendor has received the following payments against the balance owing on the Loan:

(i)

cash payments in 2007 of Usd. $150,000.00 and Cdn.$30,000.00;

 (ii)

an in-kind payment of solar panels valued at Usd. $369,827.00; and

(iii)

cash payments in 2008 of an aggregate Cdn.$120,000;

for an aggregate amount paid of Usd. $669,827.

E.

On February 22, 2008, EPOD Solar and EPOD International completed a Reorganization transaction whereby EPOD Solar assumed all of the rights, obligations, assets and liabilities of EPOD International, including ownership of all share capital of EPOD Wales held by EPOD International and all rights and obligations of EPOD International under the Share Purchase Agreement; and

F.

The parties wish to amend and supplement the Share Purchase Agreement by entering into this Second Amendment Agreement.

NOW THEREFORE for good and valuable consideration the parties hereby amend and supplement the Share Purchase Agreement as follows:

1.

Section 2.2(c), 2.2(d) and 2.2(m) of the Share Purchase Agreement are deleted in their entirety.

2.

Vendor acknowledges receipt of Cdn.$669,827 against the principal outstanding on the Loan.

3.

The parties agree to amend and supplement the terms and conditions of the Loan and the obligation to repay the Loan as contemplated in the Share Purchase Agreement, as follows:

(a)

the outstanding balance of the Loan that remains owing is hereby reduced by a further Cdn.$88,973, leaving a net balance owing of Cdn.$2,361,200 (the “Loan Balance”),

(b)

the parties agree that the Loan Balance will be satisfied as follows:

(i)

at the closing of this transaction (the “Closing”), EPOD Solar will issue to the Vendor Cdn.$1,180,600 principal amount of 12% unsecured convertible debentures, issued as a series pursuant to a Trust Indenture dated February 22, 2008 between EPOD Solar and Computershare Trust Company of Canada (the “Debentures”), in satisfaction of an equivalent amount of the Loan Balance;

(ii)

the balance of Cdn.$1,060,600 will be satisfied by payment of Cdn.$40,000 per month, such amount being due no later than 10 days following the end of each month (the “Payment Date”), for a period of 27 months (with only Cdn.$20,600 payable on the last month) commencing April 2008 and ending June 2010 (the “Monthly Payments”);

(iii)

EPOD shall have the right to pre-pay any or all of the amount owing on the Loan Balance at any time, and any such pre-payment will be credited towards the Monthly Payments due immediately thereafter;

(iv)

The Loan Balance will bear no interest except to the extent EPOD does not complete a Monthly Payment by the applicable Payment Date, at which point the amount represented by such Monthly Payment will accrue interest at a rate of twelve per cent (12%) per annum until paid; and

(v)

EPOD may, at any time, set-off against the Loan Balance any amounts owed by the Vendor or any subsidiary or affiliate of the Vendor to EPOD or any subsidiary of EPOD, including any amounts owing in connection with the production and delivery to the Vendor of solar panels and related equipment by EPOD Solar (Wales) Limited and adjustment to the purchase price; and

 (c)

upon payment to Vendor of the Loan Balance, neither EPOD Solar nor EPOD Wales will have any remaining obligation or liability to Vendor in respect of the Loan.

4.

Vendor hereby agrees to assign to EPOD Solar on Closing three (3) common shares in the capital of EPOD Wales in consideration for the payment to Vendor of $10.

5.

The parties agree to hold the Closing on April 30, 2008, or such later date as they may mutually agree, at which Closing the parties will deliver, among such other documents as are reasonably required to effect these transactions:

(a)

a certificate representing the convertible debentures in the name of the Vendor;

(b)

a duly signed stock transfer form and the original share certificate for three shares of EPOD Wales, for transfer by the Vendor to EPOD Solar of the three shares of EPOD Wales;

(c)

resolutions of the board of directors of each of the parties authorizing the completion of this Agreement and the transactions contemplated by this Agreement.

6.

Vendor acknowledges and agrees to the assignment and assumption to EPOD Solar of all rights under the Share Purchase Agreement from EPOD International.

7.

The parties hereby waive, release, remise and forever discharge each other from any and all liabilities arising out of non-compliance with the terms and conditions of the Share Purchase Agreement up to the date of this Agreement.

8.

The Share Purchase Agreement, as amended by this Second Amendment Agreement, remains in full force and effect and is hereby ratified and confirmed.  Provisions of the Share Purchase Agreement that have not been amended or terminated by this Second Amendment Agreement remain in full force and effect, unamended.

9.

This Second Amendment Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia, Canada.

10.

This Second Amendment Agreement may be signed in one or more counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution or transmission of any counterpart, each counterpart shall be deemed to have the effective date first written above.

IN WITNESS WHEREOF the parties have executed and delivered this Amending Agreement as of the date first above written.

ICP SOLAR TECHNOLOGIES INC.	EPOD INTERNATIONAL INC.
Per: /s/ Sass Peress	Per: /s/ Michael Matvieshen
_______________________________ SASS PERESS Authorized Signatory	_______________________________ MICHAEL MATVIESHEN Authorized Signatory

EPOD SOLAR INC.
Per: /s/ Michael Matvieshen
______________________________ MICHAEL MATVIESHEN Authorized Signatory